HERITAGE FINANCIAL GROUP, INC.

August 10, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Heritage Financial Group, Inc. Registration Statement on Form S-1 (File number 333-167670)

Dear Sir or Madam:

We hereby request acceleration of the effective date of the above-captioned Registration Statement to Thursday, August 12, 2010, or as soon thereafter as practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.  Additionally, the undersigned acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HERITAGE FINANCIAL GROUP, INC.

By:
/s/ T. Heath Fountain
T. Heath Fountain
Senior Vice President and Chief Financial Officer